SECURITIES AND EXCHANGE COMMISSION

04014419

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SEC FILE NUMBER
8 – 3273

SEC MAIL PROCESSING SECTION NOV 26 2004 WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2003 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PAUL L. FORCHHEIMER & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY
(No. And Street)

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. WEICHSELBAUM — (212) 425-7412
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

AM 3-24-2005

AM 3-24-2005

OATH OR AFFIRMATION

I, AHARON WEICHSELBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAUL L. FORCHHEIMER & CO., INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

VICE-PRESIDENT

Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 20 06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

PAUL L. FORCHHEIMER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Paul L. Forchheimer & Co., Inc.:

We have audited the accompanying statement of financial condition of Paul L. Forchheimer & Co., Inc. (the "Company") as of September 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paul L. Forchheimer & Co., Inc. as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
November 2, 2004

PAUL L. FORCHHEIMER & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents	$ 346,383
Cash and securities segregated for regulatory purposes	78,423
Receivable from customers	3,891
Spot commodities owned, at market value	10,541
Other	2,284
TOTAL ASSETS	$ 441,522

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Payable to customers and non-customers	$ 99,834
Accounts payable and accrued liabilities	1,739
TOTAL LIABILITIES	101,573
SHAREHOLDERS' EQUITY:	
Common stock, no par value, 300 shares authorized, 250 shares issued and outstanding	250,000
Additional paid-in capital	117,465
Earnings deficit	(27,516)
TOTAL SHAREHOLDERS' EQUITY	339,949
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 441,522

The accompanying notes are an integral part of this financial statement.

PAUL L. FORCHHEIMER & CO., INC.
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2004

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

Paul L. Forchheimer & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company was incorporated in February 1979 in the State of New York.

Cash Equivalents:

The Company considers short-term highly liquid securities with maturities of 90 days or less, other than those held for sale in the ordinary course of business, as cash.

Other Assets:

The Company has given a security deposit for their office space in the amount of $2,284.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and the related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 2. CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES

Cash of $78,423 is segregated for the exclusive benefit of customers pursuant to the determination of reserve requirements for broker/dealers under SEC Rule 15c3-3. Subsequent to September 30, 2004, the Company withdrew $3,546 in cash in accordance with the provisions of SEC Rule 15c3-3.

NOTE 3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND NON-CUSTOMERS

The balance shown as receivable from and payable to customers and non-customers principally represents cash balances arising in the normal course of business. The receivables are collateralized by securities held by the Company, the value of which is not reflected in the accompanying financial statements.

NOTE 4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires the Company to maintain minimum net capital, as defined, of $250,000. As of September 30, 2004, the Company had net capital that exceeded the requirements by $77,124.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of September 30, 2004, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 6. INCOME TAXES

The Company has elected under Subchapter S of the Internal Revenue Code, to not be considered a taxable entity for federal income tax purposes. The state under which the Company is incorporated has similar provisions. Each shareholder is liable for the taxes on their share of the Company's profit or loss. However, the Company is subject to the New York State franchise tax and New York City General Corporation tax.

NOTE 7. CONTINGENCIES

The Company was named as a respondent in an arbitration started by a former customer. Management of the Company and its outside legal counsel believe the arbitration is without merits and that the Company will prevail. No adjustment to the accompanying financial statements has been made since the likelihood of a negative outcome is currently remote.